Filed by ReNew Energy Global plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

Absolute Return Podcast Interview with Sumant Sinha and Bob Mancini

June 18, 2021

Welcome investors to the Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies. Your hosts Julian Klymochko and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.Accelerateshares.com

Julian Klymochko: All right. Welcome to Sumant from ReNew Power and Bob from RMG, excited to have both companies from the merger. The target company and the sponsor to come talk about really two themes that really interest me on this deal. So, number one, big ESG component, renewable energy is really taking the world by storm and emerging markets, international investing as all your business is in India. So, let’s get into it. I’m really intrigued on hearing the backstory of ReNew Power because it was founded 10 years ago and you seem to have made a tremendous amount of progress. ReNew is now the largest pure play, renewable power company in India, and one of the largest in the world. So, Sumant, why don’t you kick things off by just giving us a quick backstory on yourself and the company?

Sumant Sinha: Yeah, sure thing, Julian, thank you so much for having me involved on your show. It’s terrific to be here and to talk about the company and about our team. To answer your question about the backstory. I started this company about, as you said, 10 years ago. At that time the Indian Government was looking to open up the renewable energy sector. So, a little bit ahead of the current thought process around climate change and so on. And one must give some degree of credit to the Government of India for having thought about this at that point in time. I was working at a wind turbine manufacturing company, which I was running. It was an Indian company called Suzlon, which at that time was one of the largest wind turbine manufacturing companies in the world, along with Vastas, [Inaudible 00:01:52] and so on.

And my personal backstory, just to let you know, is that I was a banker in the U.S. for many years, and investment banker here in New York for about 10 years or so. And then I returned back to India. I was working in the Indian corporate sector as a financer of a large Indian business group, and then I was running Suzlon and I saw this opportunity opening up where I felt that, you know, my ability of my understanding of the renewable energy sector, along with the financing understanding that I had, would allow me to actually be able to be successful in the space. And so that’s what I did. I started this company, you know, invested some of my own capital, hire a few folks and then build a project pipeline and went looking for funding.

And one of the doors that I had knocked on at that time was that Goldman Sachs. Goldman was in fact looking to build and invest in growth private equity investing business in India. And so, we had a meeting of minds and Goldman actually committed to invest $200 million into the company at that point. And that’s really what got us started in our journey. And from that point on, you know, it’s been a fairly good journey in the sense that we’ve made a lot of progress. The Indian market has grown quite substantially. We as a company have executed reasonably well within that context. And we been able to raise a ton of capital from investors, of course, like Goldman, who also then subsequently increased their investment in the company to almost a close to $400 million, $500 million. And then we’ve got a bunch of other investors to come in, very credible global investors, who’ve invested in the company over the years and all of that capital raising as well as execution on the ground. And I’m happy to talk about that in more detail, of course, has really allowed us to grow the company to a point where now we have 5.7 gigawatts of commissioned wind and solar capacity. We have another 400 gigawatts that we are constructing right now. So that takes us to about 10 gigawatts of total wind and solar capacity, which as you observed is the largest size in India and among the largest pure play, renewable energy companies globally as well. So, I think it’s a combination of raising capital at the right time. Combination of the growth of the Indian market and a combination of also executing on the ground that I where we’ve become, you know, one of the larger companies in the space globally as well.

Michael Kesslering: That’s fantastic, and before we get into a little bit more about ReNew, Bob, could you give us a little bit of background on yourself?

Bob Mancini: Sure, Julian. Again, thanks for having us on your program, we really appreciate it. I started my investing career at Goldman Sachs, right. Spent 20 years, and after leaving Goldman where I had focused mainly on investing in the power industry, as well as commodities around the globe. I went to the Carlyle Group where I also invested, continue investing in the power sector namely focused in the U.S. but from my prior experience at Goldman where I had exposure to power markets globally and India particular, you know, we found this this opportunity particularly compelling,

Julian Klymochko: Great, and one theme that we see over and over and becoming more and more popular these days is that of really focusing on the environment, decarbonization and this green transition from fossil fuels to renewable power. And Sumant, you mentioned this notion of India’s global climate commitments, they’re trying to reduce carbon emissions. How important is this for ReNew business model? Was that really the thesis behind it, is that you first saw more and more Governments, specifically the Indian Government fostering this industry, is that where the business opportunity came about?

Sumant Sinha: I would say that when it started off about 10, 11 years ago, at that point, certainly what was going through my mind was the fact that climate change would become a bigger deal going forward. It was already beginning to appear that way so many years ago, but it was still at a very early stage. And so, the thesis at that point really was that solar power of course, was significantly more expensive. Wind was a lot more competitive, but still more expensive than the alternative sources of commercial power, coal or gas and so on. But the two things that were playing in my mind at that time was, number one, that climate change would become a bigger and more, you know, more important issue for the world as a whole going forward, so that was a directional thought.

But the second thing also was that just looking at the evolution of technology that renewables would become more competitive in the future and that therefore the Delta between renewables and conventional would come down to a reasonable extent. So those are the two big directional sort of drivers for my decision. And as you see, the way it’s played out is actually even more intense than I had actually forecast so many years ago. Climate change, as we know, is a very, very critical issue now. It’s front and center of, as you observed everybody’s investment thesis. ESG has become a big, big thing. Global institutional investors are looking at that and looking at countries which are in any space and looking at what they’re doing on the sustainability and climate change front and beyond doing how they might be impacted by climate change in the future.

And that’s also becoming a bigger issue. So, I think the whole climate change thing has played out much more strongly over the last several years than I had anticipated when I had started this business many years ago. But you know, even more starkly on the other big lever, which was the issue of technologies. Technology development, reducing costs, that’s played out even more starkly. When you look at the cost reductions that you have seen now in solar and wind, you know, solar now in India is almost 50% cheaper than the price of coal-based power.

Julian Klymochko: Wow.

Sumant Sinha: And wind is almost 40% cheaper. And that’s remarkable because now climate change is only driving the growth and adoption of renewable energy. The reality that it is in fact, the cheapest source of new electricity that is now driving consumers towards renewable energy. And when you dovetail both of those trends together, it actually creates a very, very strong background or underpinning or driver for the growth of renewables over the next several decades. And I think that whole situation has therefore played itself out in a much more robust manner than I had thought when I’d started this business.

Michael Kesslering: Can you speak to the rationale for focusing on solar and wind versus some of the other renewable power options?

Sumant Sinha: Yeah, so, you know solar and wind, because they were the easiest to get started. Wind at the time we started was only fairly mature. And we’ve already seen a lot of onshore wind installations happening. In the case of solar, just because of the ubiquitousness of solar it’s everywhere. It’s obviously had a lot of room for improvements in technology and therefore cost reductions. And, you know, solar has this incredible ability where it is scalable, downwards as well. In the sense that without losing the cost advantage, you can really decrease the installation size quite substantially. And so that gives us use of this incredible flexibility where you can put it on your rooftop without the cost going up dramatically. And eventually I’m pretty sure instead of having windows made of solar panels as well and see-through transparent windows and so on.

So, there we a lot of unique opportunities for the development of solar, which we cannot conceive of right now. And so that’s really the reason we decided to go into both wind and solar, and they had common characteristics also. They both require land, for example, they both require connectivity into the grid. You can balance both between each other because as you know, solar peaks in the middle of the day. Wind is more stable, all though a little bit more intermittent, but by blending the two together, you can get some really good solutions, you know, which can start, you know, looking like baseload power. And so, I think for all of those reasons, we decided to get into both wind and solar, which is not to say that we can’t look at, you know, opportunities and other aspects of renewables in the future, such as hydro, for example, which is also clean. So, our view as a company, is that anything that is clean energy, we are willing to look at eventually.

Julian Klymochko: You know, what I find fascinating is just the technological advancement within wind and solar and other renewable power areas. You mentioned solar now, 50% cheaper than coal. Wind 40% cheaper than coal, and I’m sure when you started, it was probably the complete opposite where you’re probably relying on Government subsidies and such, but now you guys have a massive footprint in the market, more than a hundred wind and solar energy projects bred across the nine Indian states. I was wondering if we could get into some of the economics on how your business model works, what in the Indian power market makes it attractive for investors to allocate capital to these wind and solar projects in India?

Sumant Sinha: Sure, Julian if I can just say on one more fact.

Julian Klymochko: Sure.

Sumant Sinha: Before I specifically answer that question.

Julian Klymochko: Yeah.

Sumant Sinha: It’s very important to understand the size of the India market, which I think is something that is not well understood. You know, the Indian power market right now is the third largest in the world after China and the U.S. we are bigger than Japan. We’re bigger than Germany, for example, right?

Julian Klymochko: Right.

Sumant Sinha: We are growing at about 5 to 6% every year, which is unlike a lot of the Western economies because their power demand has kind of tapered off. In India when we adding new renewable capacity, it’s essentially to meet new power demand.

Julian Klymochko: Right.

Sumant Sinha: So, we’re not even biting into or taking share away from the existing legacy assets that have already been set up. We’re just trying to simply meet new power demand growth.

And you know, the Indian Government has set a target to get the renewable energy target or current renewable energy installed capacity from 90 gigawatts to fond 50 gigawatts in the next 10 years. So, we’re talking about a five times growth in the next 10 years, but even that level of growth is not going to be sufficient to meet the entire power demand growth. Because in the next 10 to 12 years, India will add a new power market, the size of the Japanese market today. In the next 20 years, we will add a power market, the size of the entire European union today. So, it’s a very large market, growing massively over the next 10 to 20 years. And so therefore that is the backdrop within which, you know, try as we might, and as rapidly as we might add renewable energy capacity. And the Government started as a set as a five X increase on the 90 that we are at right now, we are still going to be short, automating all new incremental demands through renewable energy. And so, the balance will still come from other sources, primarily from coal, which is really not good for the world at large, but there are execution constraints that are, you know, that are preventing us from going even faster than adding 4 and 50 gigawatts of renewable energy capacity, which is itself a very large number.

Julian Klymochko: Right.

Sumant Sinha: Now to answer your question about how do investors look at it and what kind of returns you make. In wind and solar, so, you know, the total cost required to set up a one-megawatt project is approximately about $850,000 per megawatt. For solar it’s about half of that. And the EBITDA that you make on a one-megawatt project is close to about 80 to $90,000 per megawatt per year. And again, half that for solar. And so that’s how the economics work out.

You generally tend to make a third of the EBITDA as free cashflow to equity after paying off interest and servicing your debt and so on. And so that’s the cash that you have that you can either take out, or you can reinvest for future growth. And really at this point, just given the growth opportunities, you can actually reinvest, you know, whatever free cash that you can get.

Typically, you know, we tend to target between 16 and 20% equity returns. Now that’s very high compared to the kind of equity returns that you might target in the U.S. for example, where the numbers would be significantly below 10%. And the reason is, because obviously these are Rupee returns, so you have to add maybe 3 to 4% of Rupee deportation to account for, you know, [Inaudible 00:15:53. But other than that, everything else is the extra return that you make at this point, which is kind of redundant, which is a return that we make, not necessarily the rest of the market makes. We tend to make a higher return than the rest of the market because of our integrated model.

Julian Klymochko: Yeah, it’s really good to know that competitive advantage that you guys I’m sure have built up as one of the market leaders. So just to review the economics for investors, roughly kind of 10% return on capital. One third of EBITDA as free cash flow targeting equity returns, return on equity of 16 to 20%, certainly that is significantly higher than what you can find in North America. But that’s one of the appeals of investing in emerging markets and quickly growing markets as the Indian market is. Now to achieve this growth, you guys obviously have a massive growth plan, which requires capital and in the power production sector, you can utilize a significant amount of debt capital. You also utilizing equity capital as well. And that being said, let’s get into the recently announced business combination with SPAC. RMG Acquisition II, achieved an enterprise value of $8 billion. What was notable about this deal is you guys announced a concurrent $855 million pipe financing, which is one of the largest in the SPAC space that I can recall. I was wondering if you can get into this pipeline financing. You have some very high-profile investors within this deal, how did the $855 million Pipe financing come about?

Bob Mancini: So, your right. It Is one of the largest pipes that has been raised in the SPAC market. What’s notable about it is, we started at a much lower level. We upsized because the demand was so great. We have the likes of BlackRock, [Inaudible 00:18:01] Energy Transition Fund, TT International Asset Management, TT Environmental Solutions, Zimmer Partners, all of whom are very focused on the ESG theme. And I think, you know, once they heard this story, you know, they realized that this fits very well with their overall ESG strategy. So, we specifically went out and targeted investors who we thought would be especially interested in the renewable theme and would be good long-term investors. And so, the investors I just mentioned are investors who, you know, we have the confidence we’ll be supporting this company, not just at its debut, but for years to come, we hope. So, it creates a great foundation for capital raise for the company.

Julian Klymochko: Yeah, and I’m sure they were attracted to the economics that Sumant discussed, 16 to 20% equity returns. And once the transaction completes, you expect to have as much as 1.2 billion of capital available on your balance sheet, in your investor presentation, you indicate forecast EBITDA growth of 30%, which is shockingly high for a power producer. Typically, at least for North American power producers, their growth levels. They’re typically known as, you know, the widow and orphan type stock, super steady Eddie type stories, but ReNew significantly higher growth than the market. Can you tell us about your growth plans and how you think you’ll attain this forecast, 30% EBITDA growth?

Sumant Sinha: Sure, Julian. So, you know, we’ve been trending towards a 10 to 12% market share of the Indian market. And it’s a very fragmented market because as I said earlier, we’re the largest company in the space with that market share. And so, there are going to be two kinds of opportunities as we go forward. Number one as I said is the fact that the Indian market itself is growing very dramatically at about a 20% per year growth rate, so that’s one source of growth. The second is going to be consolidation because the market will consolidate as we go forward. A lot of the smaller players will exit the sector. Capital will start going to the larger players that are likely to be there and be successful over a period of time. And valuations will also [Inaudible 00:20:31] more to the larger guys. And so, for both of those reasons, our expectation is that we should be able to deliver a 30% growth. We are fully capitalized to deliver that growth as well. As you observed, we have $1.2 billion of cash, post this transaction that will be sitting with us. Plus, the fairly robust internal cashflow generation that we’ll also have. That will allow us to essentially go from the current 5.7 gigawatts of installed capacity to about three times of that in the next five years. And that really is going to drive in fairly substantial EBITDA growth of this time period.

Now as we look forward, even beyond 2025, there is no reason for us to assume that growth will not continue to be great. As I said, the Government has a 2030 target, which is fairly significant and climate change is going to continue to be a fairly important issue as well. And, you know, what’ll happen also Julian. As we look into the future is, that you will have the replacement of legacy coal assets beginning to happen as well. At some point in time, as old coal plants start to get retired. Those will start getting, you know, replaced by renewable energy. And when as we look forward, battery costs will keep coming down as well. And that’ll allow us to start providing baseload solutions and managing the grid better. And so that will become another source of revenue. And eventually as again, as we look 5 to 10 years out, you’ll also have a very interesting development, which is that renewable energy today is mostly renewable electricity because we operate mostly in the power sector, but the power sector is really only a quarter of the overall energy market itself. And [Inaudible 00:22:12] means like being hydrogen. Hydrogen will become a bridging fuel between electricity and in the energy space in general. And that’ll begin to open up a much bigger size markets as well, and you can make green hydrogen through renewable energy. And therefore, that part of the market will also begin to come into the play as well as we look at beyond 2030. And so, all of that will continue to provide very long-term secular and structural growth to our sector for several years to come.

Michael Kesslering: And so, Bob, you’ve described a little bit of what makes ReNew an attractive investment, but can you describe a little bit about what your due diligence processes?

Bob Mancini: Sure, sure. And, in today’s SPAC world, a very relevant question, you know, keep in mind that investors in this company. The preexisting investors and investors who will be continue with the company, who will continue to own about 70% of the company are Goldman Sachs, The Canadian Pension Plan Investment Board, Abu Dhabi Investment Authority, JERA, which is one of the Japan’s largest investor [Inaudible 00:23:26] utility. This is very smart money, it’s among the most sophisticated especially in the renewable’s world. And that was the starting point. We took great comfort in the fact that, you know, it was marquee investors who we had confidence had done their own diligence, but that was just the starting point. For us then you know, we needed to dig in and do our own diligence, but the fact that all of these investors had previously invested and continued to invest over the ten-year period, made the process a lot easier for us.

The information was very extensive and well-organized. So, when we brought in our outside experts to evaluate, you know, the financials, the individual projects themselves. All the legal documents and contracts, the process was more streamlined I would say than we might’ve otherwise faced, but we dug in deep and we challenged the company around their assumptions and projections. And they were very well prepared to answer our questions. To keep in mind that this is a particularly refreshing candidate in the SPAC world. This company has a long history of performance with real revenues and real EBITDA. It’s not a startup, it’s a real operating company, a real operating history that we were able to dig into and test their hypothesis around and their projections, and the validity of those. And the fact that, again, a company has a long history and had also been issuing debt and you know, in the dollar bond market we were able to gain a lot of confidence in the quality and veracity of that information. So, our confidence in their level, you know, our confidence level and their ability to deliver, I think is very, very high.

Julian Klymochko: So Sumant, I was wondering, you guys have had significant access to capital over your tenure existence, major shareholders, Goldman Sachs, Canada Pension Plan. Plus, as Bob indicated, the ability to raise debt capital from the capital markets to fund your business plan. So, I was wondering after 10 years, why did you choose to go public? Why a SPAC? And what was the main reason you selected RMG as a dance partner in your going public transaction?

Sumant Sinha: Yeah, no, these are great questions of course. You know, I think there comes a time in the evolution of any company where, you know, going to the public markets and becoming a public company makes a lot of sense. For us, we felt that we reached that time where we wanted to become a public company and have access to the public markets for fundraising and also give exit to some of our shareholders, should they be interested in that. We were very keen to get a transaction done and get a listing done. The question was what are the two-right choice of venue for us? And we felt that listing in the U.S or in Europe would probably make more sense given the whole team of ESG investing that was playing out. And so, we were looking at markets either in Europe or in the U.S. and we were thinking about doing a straightforward listing at that point in time. And that is around the time when we started getting approached by some of the SPACs to see whether we’d be interested in tying up with them and doing a listing through SPAC method. One of the SPAC that we spoke to at that time in fact, was RMG. And the reason that RMG was very attractive to us was because of the wide experience that Bob and his team bring to the table in the whole area of energy and investing in energy and so on. And secondly, the kind of wide relationships that they share with investors. And we felt that they would really be good long compartments for us, and that’s where we decided to go, you know, tie up with them and go to the market through a SPAC route. Now for us really the end destination was to become a listed company. And you know, whether we got there through a SPAC method or whether we got there through direct listing really was a little bit less important. But as it turns out, we felt that RMG were going to be very good long-term partners for us. And that’s why we decided to go down that path.

Julian Klymochko: So, I wanted to wrap up the ReNew Power story just for investors. So, what I’m seeing. Attractive unit economics, 16 to 20% return on equity, you covered the ESG theme. Investors get to capitalize on the growth of emerging markets, and really as solar and wind continued to get cheaper and cheaper, the macro indicators are really going your way. The other thing that I noticed is that this merger values ReNew at 9.7 times forecast 2022 EBITDA. If we look at the peer set, they trade around 15.6 times. So, it looks like a compelling valuation that you guys are going public for investors here. So, Bob I wanted to point this question at you, aside from those reasons that I listed. Why should investors pay attention to ReNew Power when it starts trading in the market?

Bob Mancini: Well, one of the characteristics of this company that Sumant alluded to that I think is important that we emphasize is the fact that this company does have a fully integrated platform. And so, what I mean by that is they have their own in-house engineering team, own plan acquisition and development team that complete PPC capabilities in-house for procurement and construction. And they also have their own in-house asset management and operations and maintenance team. Why is that important? And why is that important from an investor’s perspective? It’s because that platform gives ReNew a very real competitive advantage, whether it’s in bidding for projects or building them, or operating them, all of that translates into higher margins than its competitors. And so, I think it’s important to make sure investors understand that. Now, as you said before, you know, the company is on pace to have more than $800 million of EBITDA this fiscal year, and then over the next five years, its growth is expected to be nearly 30% per year. So, the other thing to keep in mind is when we talk about revenues and growth, it’s backed nearly a hundred percent by power purchase agreements, they extend out to 25 years. There’s virtually no merchant risk in this portfolio. So, if you’re an investor who wants to express a view in the renewable space, you know, there’s a variety of options, of course to do that. But if you want to express a view in a pure play renewable company, there just aren’t a lot of choices. So, you know, there’s of course, several integrated utilities and independent power producers out there. But typically, those companies you know, renewables only part of the story, this is a pure play renewable company. And so, what I would say to investors, if you want exposure to a pure play renewables company in one of the largest and fastest growing markets in the world with contracted revenues and even the growth rate of nearly 30%, then ReNew is really one of the best investment choices you can make.

Julian Klymochko: Great, and to the extent that investors want to follow this story, SPAC RMG Acquisition II, it’s currently trading under the symbol, RMGB once a deal, complete ReNew will trade under the symbol RNW. So Sumant, Bob, thank you for coming on The Absolute Return Podcast, sharing the ReNew Power story. I find it interesting, compelling, a lot of key themes that we touched on today and insights into the underlying business. So, thank you guys, we wish you the best of success as you go along in your journey to become a public company.

Bob Mancini: Thank you, Julian.

Sumant Sinha: Thank you. Thank you so much, Julian and Michael.

Julian Klymochko: Take care. Bye everybody.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result relying on all or any part of this podcast and any liability is expressly disclaimed.

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Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global plc (“ReNew Global”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ReNew Global’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A and other documents filed by ReNew Global or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ReNew Global and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ReNew Global filed a registration statement on Form F-4 that includes a proxy statement of RMG II, a consent solicitation statement of ReNew Global and a prospectus of ReNew Global. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and ReNew Global shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and ReNew Global are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, ReNew Global and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A for the year ended December 31, 2020, which was filed with the SEC on May 11, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.